UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

MONEYGRAM INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60935Y109

 (CUSIP Number)

Frederick H. Fogel
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
203-542-4200

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2011

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. 60935Y109
1		NAMES OF REPORTING PERSONS
Silver Point Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
5,786,634
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,786,634
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,786,634
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
1.1% (1)
14		TYPE OF REPORTING PERSON
IA, PN
*See Item 5.

1
This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Silver Point Capital, L.P. could convert, and the denominator of 527,834,656 (which is calculated by adding the number of outstanding shares of Common Stock as of April 11, 2011, 83,710,522, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, giving effect to the accrual of dividends from March 25, 2008 through the end of the last quarterly dividend period completed prior to the date hereof (March 24, 2011), which is 444,124,134.  See Item 5.  If only the applicable affiliates of Silver Point Capital, L.P. were to convert, they would own 6.5% of the Common Stock of the Company assuming a denominator of 89,497,156, which includes the number of outstanding shares of Common Stock as of April 11, 2011 plus the total number of shares of Common Stock into which shares of Series B Stock held by affiliates of Silver Point Capital, L.P. could convert.

SCHEDULE 13D

CUSIP NO. 60935Y109
1		NAMES OF REPORTING PERSONS
Silver Point Capital Management, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
5,786,634
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,786,634
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,786,634
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
1.1% (1)
14		TYPE OF REPORTING PERSON
OO
*See Item 5.

SCHEDULE 13D

CUSIP NO. 60935Y109
1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
5,786,634
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,786,634
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,786,634
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
1.1% (1)
14		TYPE OF REPORTING PERSON
IN
*See Item 5.

SCHEDULE 13D

CUSIP NO. 60935Y109
1		NAMES OF REPORTING PERSONS
Robert J. O'Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
5,786,634
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 5,786,634
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,786,634
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11) (SEE ITEM 5)
1.1% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
*See Item 5.

    This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on April 4, 2008 (the “Original 13D”) and Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on March 9, 2011 (as amended the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Original 13D.

Item 4.  Purpose of Transaction

    Item 4 of the Schedule 13D is hereby amended by adding the following immediately following to the last paragraph thereof:

    “On May 4, 2011, the Investors and the Company entered into Amendment No.1 to the Recapitalization Agreement described in the Schedule 13D (the “Amendment”) in order to (i) modify the stockholder vote required for approval of the Recapitalization to require the affirmative vote of a majority of the outstanding shares of Common Stock (not including the Series B Preferred Stock or any other stock of the Company held by any Investor or any executive officer or director of the Company) rather than the majority of such shares present in person or by proxy at the a meeting of the stockholders of the Company (the “Stockholder Meeting”), and (ii) provide that the stockholder vote requirement described in the preceding clause (i) may not be waived or amended in such a manner as to permit a waiver by the Company or the Investors acting individually or as a group.  The Amendment is attached as Exhibit 1 to Amendment No. 2 to Schedule 13D filed by the THL Investors on May 9, 2011 and incorporated herein by reference.  The Recapitalization Agreement, the Amendment and the Recapitalization did or may result in one or more of the actions specified in clauses (a) – (j) of Item 4 of Schedule 13D, including without limitation a change to the present capitalization or dividend policy of the Company.”

    Except as described herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Company

    Item 5 (a) is hereby amended and restated in its entirety with the following:

    (a)

    “The responses to Item 2 are hereby incorporated by reference.

Based on information provided by the Company, as of April 11, 2011 there were 83,710,522 shares of Common Stock outstanding.  As of the date hereof, the Reporting Persons may be deemed to own 10,000 shares of Series B Stock which, subject to certain limitations, are convertible into 5,786,634 shares of Common Stock as of March 24, 2011, representing in the aggregate approximately 1.1% of the outstanding Common Stock assuming conversion of all outstanding Series B Stock and Series B-1 Stock into shares of Common Stock.  Assuming only conversion of the shares of Series B Stock held by the Reporting Persons, the amount of shares of Common Stock beneficially owned by the Reporting Persons represents approximately 6.5% of the outstanding Common Stock.  The number of shares of Common Stock of each Reporting Person set forth on the cover pages of this Schedule 13D reflect the fact that the Independent Directors (as defined in the Purchase Agreement, a copy of which is filed as Exhibit 7.01 to the Schedule 13D filed by the THL Investors on April 4, 2008 and incorporated herein by reference) elected to accrue dividends on the Series B Stock and Series B-1 Stock for each quarter for which shares of such Series B Stock and Series B-1 Stock were outstanding concluded prior to date hereof (the “Accrual Period”), the most recent of which ended March 24, 2011 pursuant to the terms of the Series B Certificate and the Series B-1 Certificate.  Such accruals have without any action of any Reporting Person increased the number of shares of Common Stock into which the Series B Stock are convertible pursuant to the terms of the Series B Certificate.  Such accrual did not involve the Reporting Persons’ use of any funds or other consideration.

The THL Parties own the other 485,000 shares (98%) of Series B Stock, which as of March 24, 2011, are convertible into 280,651,733 shares of Common Stock.

As of March 24, 2011, the GS Group may be deemed to beneficially own 272,500 shares of Series B-1 Preferred Stock, which are convertible into approximately 157,686 shares of Series D Preferred Stock, and are reported as beneficially owned by Goldman Sachs in their Schedule 13D filed on April 4, 2008. These shares are, when not held by of Goldman Sachs or its affiliates, as of March 24, 2011, subject to certain limitations, convertible into 157,685,768 shares of Common Stock.

As a result of the matters described in Item 4 and Item 6 of this Amendment No. 2 and the Original 13D, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Act, with the THL Parties and Goldman Sachs. The Reporting Persons disclaim beneficial ownership of the securities held by the THL Parties and Goldman Sachs. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any of stock beneficially owned by the THL Parties or Goldman Sachs for purposes of Section 13(d) of the Act or for any other purpose.”

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Item 4 are incorporated by reference herein.

Item 7.  Material to be filed as Exhibits

EXHIBIT 7.01

Joint Filing Agreement, dated May 9, 2011

SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   May 9, 2011

SILVER POINT CAPITAL, L.P.
By:	Silver Point Capital Management, LLC, its general partner

By:	/s/ Frederick H. Fogel
Name: Frederick H. Fogel
Title: Authorized Signatory

SILVER POINT CAPITAL MANAGEMENT, LLC

By:	/s/ Frederick H. Fogel
Name: Frederick H. Fogel
Title: Authorized Signatory

EDWARD A MULÉ /s/ Edward A. Mulé
ROBERT J. O'SHEA /s/ Robert J. O'Shea

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  May 9, 2011

Silver Point Capital, L.P.

By:	/s/ Frederick H. Fogel

Name:	Frederick H. Fogel

Its:	Authorized Signatory

Silver Point Capital Management, LLC

By:	/s/ Frederick H. Fogel

Its:	Authorized Signatory

/s/ Edward A. Mulé Edward A. Mulé, individually

/s/ Robert J. O'Shea Robert J. O'Shea, individually